Telomir Pharmaceuticals, Inc.

100 SE 2nd St, Suite 2000, #1009

Miami, Florida

February 26, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Telomir Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-284990

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Telomir Pharmaceuticals, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on Friday, February 28, 2025, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Telomir Pharmaceuticals, Inc.

/s/ Erez Aminov
Erez Aminov
Chief Executive Officer